2-28-02

1095075

02029565

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

Commission File No.: **0-30308**

SOUTHWESTERN RESOURCES CORP.
Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

By: Parkash K. Athwal
Vice President, Finance

Date: March 11, 2002

SOUTHWESTERN RESOURCES CORP.

BY FACSIMILE (416) 947 4398
ORIGINAL TO FOLLOW BY MAIL

March 11, 2002

The Toronto Stock Exchange
Attention: Issuer Bid Reporting, Market Policy Section
2 First Canadian Place
Toronto, ON M5X 1J2

Dear Sirs:

Re: Southwestern Resources Corp. (SWG-T)

Pursuant to The Exchange s Policy regarding Normal Course Issuer Bids, we are pleased to report the following transactions:

Dates of purchases	**# of shares purchased**	**Average price paid $**	**Status of shares**
February 1, 2002	2,000	2.35	Hold for possible resale
February 4, 2002	1,900	2.35	Hold for possible resale
February 7, 2002	3,800	2.32	Hold for possible resale
February 8, 2002	4,400	2.35	Hold for possible resale
February 11, 2002	100	2.35	Hold for possible resale
February 12, 2002	4,000	2.35	Hold for possible resale
February 13, 2002	1,600	2.35	Hold for possible resale
Total shares purchased during February 2002	**17,800**		

Southwestern has purchased, to date, a total of **107,200** under the current plan (which commenced December 27, 2001) and holds 584,100 shares for possible resale.

Should you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

SOUTHWESTERN RESOURCES CORP.

Thomas W. Beattie
Vice President, Corporate Development

#1650-701 West Georgia St., P.O. Box 10102, Vancouver B.C., Canada V7Y 1C6
Telephone (604) 669-2525 *Fax* (604) 688-5175 *Web Site*: www.swgold.com

FORM: 1 | Company Name: SOUTHWESTERN RESOURCES CORP. Stock Symbol: SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**15,892,296**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description):		
SUBTRACT:	Issuer Bid Purchase **(see attachment)**		17,800
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**15,874,486**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. Stock Option Plan and / or Agreement

NAME OF PROGRAM: Pre-Plan

Stock Options Outstanding — Opening Balance	**604,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**604,500**

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: Post-Plan

Stock Options Outstanding — Opening Balance	**1,181,500**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	
Stock Option Outstanding — Closing Balance					**1,181,500**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		5,500
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**5,500**

All information reported in this Form is for the month of February 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	March 11, 2002

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Maxy Oil & Gas Inc.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 20 03 00

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp

GIVEN NAMES:

NO. STREET: #1650 - 701 W. Georgia St.

CITY: Vancouver

PROV: B.C. POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[ ] ONTARIO
[ ] QUÉBEC
[ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common shares	7,638,400	08 03 02	10		7,000,000	0.08		638,400	2	Southwestern
common shares	638,400	08 03 02	11	5,600,000		0.10		6,238,400	2	Gold (Bermuda)
warrants	2,000,000	08 03 02	11	2,800,000				4,800,000	2	Ltd.
✓	4,800,000	09 03 02	55		2,000,000			2,800,000	2	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie, V.P., Corporate Development

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 11 03 02

BCSC 55-102F6 Rev 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [1]

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 08 MONTH 02 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. STREET APT: 701 West Georgia St. #1650

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day/Month/Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
common	574000	08/02/02	97	4400		2.35		578,400	1	
	578 400	11/02/02	97	100		2.35		578,500	1	
	578,500	12/02/02	97	1000		2.36		579,600	1	
	579,500	12/02/02	97	3000		2.35		582,500	1	
	582,500	13/02/02	97	1,600		2.35		584,100	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* Purchased pursuant a normal course issuer bid.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie, VP, Corp. Development

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 25 MONTH 02 YEAR 02

FIN 55-901F Rev. 2001/4/10 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Canabrava Diamond Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 28 11 2001

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. 701 STREET W. Georgia St. APT #1650

CITY: Vancouver

PROV. B.C. POSTAL CODE V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] ONTARIO
- [X] BRITISH COLUMBIA
- [ ] QUÉBEC
- [ ] MANITOBA
- [ ] SASKATCHEWAN
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
common shares	19,980550	21 02 02	10		1,450,000	0.39		18,530,550	I	
common shares	18,530,550	* 21 02 02	11	1,450,000		0.39		19,980,550	I	
warrants	1,500,000	* 21 02 02	11	725,000				2,225,000	I	

ATTACHMENT [ ] YES [X] NO

BOX 6. REMARKS

* Insider purchased by way of private placement 1,450,000 units at $0.39 per unit. Each unit consisted of one common share and one half purchase warrant. Whole warrants are exercisable for $0.50 within 12 months after closing.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): John G. Paterson, President

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 22 02 02

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BC FORM 55-901F (Previously Form 36)

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SOUTHWESTERN RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: [ ] [ ] [ ] [1]

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 02 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Southwestern Resources Corp.

GIVEN NAMES:

NO. STREET APT: 701 West Georgia St. #1650

CITY: Vancouver

PROV.: British Columbia POSTAL CODE: V7Y 1C6

BUSINESS TELEPHONE NUMBER: 604 - 669 - 2525

BUSINESS FAX NUMBER: 604 - 688 - 5175

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [X] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (Day Month Year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
common	560,800	22 01 02	97	5,500		2.45		566,300	D	
	566,300	01 02 02	97	2,000		2.35		568,300	D	
	568,300	04 02 02	97	1,900		2.35		570,200	D	
	570,200	07 02 02	97	2800		2.30		573,000	D	
	573,000	07 02 02	97	1000		2.35		574,000	D	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Thomas W. Beattie, VP, Corp. Development

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 08 02 02

FIN 55-901F Rev. 2001 / 4 / 19 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

BAMBAS WEST PARTNERS TO ADVANCE MINASCCASA AND LINCE MINERALIZED ZONES TO THE DRILLING STAGE

February 6, 2002

Vancouver, B.C. – Southwestern Resources Corporation (SWG.T) is pleased to announce that results of the latest exploration program on the Bambas West Project indicate that the Minasccasa and Lince properties contain extensive skarn type zinc ± copper mineralization hosted within the Copacabana limestones. Bambas West is a 50/50 Joint Venture between the Company and Inco Limited and is located 400 kilometres northwest of Arequipa, near the city of Ayacucho, in Southern Peru. The Project lies within the northwestern extension of the prolific Tintaya-Bambas mineral province. Positive results from recent intensive rock chip sampling, trenching, and mapping programs have indicated that Minasccasa and Lince are associated with large mineralizing systems. Coincident ground geophysical surveys and shallow drilling will be completed followed by a deeper drilling program. The Joint Venture partners have agreed to initiate this program immediately.

Minasccasa

The latest phase of exploration on the Minasccasa property has delineated a copper-zinc skarn type mineralizing system extending for at least 1500 metres and 250 metres in width. The upper portion of this zone is at an elevation of 3900 metres and the lower portion of this zone is exposed at an elevation of 3300 metres indicating a potential vertical continuity of mineralization of 600 metres. Minasccasa is a copper-zinc skarn/replacement type mineralizing system similar in geological character to known copper-zinc skarn deposits in this belt. A total of 100 channel samples has been collected at Minasccasa both within leached and/or oxidized material and from areas containing fresh sulphides. Vertical channels from oxidized to sulphide material indicate that both zinc and copper are leached in the surface environment. Five metre channel sample results in the lower zone within sulphide material include 1.06% copper and 7.6% zinc, 1.21% copper and 0.6% zinc, and 1.72% copper and 1.1% zinc. Channel samples in leached/oxidized material indicate copper has been partially leached with copper values from 0.14% to 0.8% while zinc values range from 0.4% to 5.02%. In the upper zone within leached/oxidized material, five metre channel sampling returned low copper values with zinc values ranging from 0.33% to 9.1% zinc with 60% of values above 2% zinc.

Sulphide mineralization is comprised of coarse blebs and disseminations of sphalerite (zinc sulphide) and chalcopyrite (copper sulphide) in garnet skarn and recrystallized limestone.

The Joint Venture plans to initiate a detailed trenching program and an induced polarization geophysical survey as soon as possible in preparation for a drilling program. Minasccasa is considered as a potential bulk tonnage open pittable target.

....more

#1650-701 West Georgia St., P.O. Box 10102, Vancouver B.C., Canada V7Y 1C6
Telephone (604) 669-2525 *Fax* (604) 688-5175 *Web Site*: www.swgold.com

Lince

The Lince Property is located 40 kilometres north of Minasccasa and occurs within a similar geological environment. Copper-zinc skarn-type mineralization at Lince has been traced in several zones within the Copacabana limestone along a strike length of 2700 metres, adjacent to a monzonite porphyry. To date, the joint venture has collected 425 rock chip, channel and trench samples. In the southern portion of the Property in the Puca-Puca zone, magnetite-garnet skarn mineralization/alteration extends in a northwest/southeast direction for about 1000 metres and is up to 250 metres wide. In several places where trenches were excavated it is clear that zinc is being leached in the surface environment. It is not known if this leaching is consistent throughout the area. Trenching and shallow drilling are planned to determine if leaching is widespread.

In the Puca-Puca zone several areas contain high-grade zinc mineralization including 5.6 metres of 11.3% zinc, 7.7 metres of 10.1% zinc, and 10 metres of 10.76% zinc. A large population of samples collected range from 0.5% to 5% zinc in outcrop interpreted to be leached.

Other mineralized skarn zones include Collpajata, Principal, and Pucara. The Joint Venture plans to initiate a program of shallow drilling and geophysics (magnetics, possibly induced polarization) prior to carrying out a deep drilling program.

Southwestern Resources Corp. is a well-financed international exploration company exploring for precious and base metals in Peru, Chile, Argentina and China. Southwestern Resources is also exploring for diamonds in Canada and Brazil through its 42.6% owned subsidiary, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

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For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, Vice President, Exploration
Southwestern Resources Corp.
1650-701 West Georgia Street, Vancouver, B.C. V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com